UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")               						CERTIFICATE
NORTHEAST UTILITIES SERVICE COMPANY ("NUSCO")		PURSUANT TO
File No.  70-9343								                      RULE 24
(Public Utility Holding Company
  Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended and with reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application") in File No. 70-9343, insofar as the Application related to the creation and financing of first tier and second tier subsidiaries of NU (the "Transactions"), NU and NUSCO (collectively, the "Applicants") hereby report and certify as follows that, as of January 4, 1999:

1.	NU Enterprises, Inc. ("NUEI") was incorporated under the laws of the State of Connecticut; and NUEI issued, and NU acquired,100 shares of common stock, representing all of the outstanding capital stock of NUEI, creating a first-tier, wholly-owned subsidiary of NU.

2.	Northeast Generation Company ("NGC") was incorporated under the laws of the State of Connecticut; and NGC issued, and NUEI acquired, 100 shares of common stock, representing all of the outstanding capital stock of NGC, creating a second-tier subsidiary of NU.

3.	Northeast Generation Services Company ("NGSC") was incorporated under the laws of the State of Connecticut; and NGSC issued, and NUEI acquired, 100 shares of common stock, representing all of the outstanding capital stock of NGSC, creating a second-tier subsidiary of NU.

4.	NU contributed, and NUEI accepted, all of the outstanding stock of
Select Energy, Inc. ("Select"), a wholly-owned Rule 58 subsidiary of NU, transforming Select into a second-tier subsidiary of NU.

5.	NU contributed, and NUEI accepted, all of the outstanding stock of
HEC, Inc., a wholly-owned subsidiary of NU, transforming HEC, Inc. into a second-tier subsidiary of NU.

6.	NU contributed, and NUEI accepted, all of the outstanding stock of
Mode 1 Communications, Inc. ("Mode 1"), a wholly-owned subsidiary of NU, transforming Mode 1 into a second-tier subsidiary of NU.

7.	NUEI, NGC and NGSC each entered into service agreements with NUSCO, for the provision of services to each company on an as-needed basis.

The Transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on November 12, 1998 in this file (SEC Release No. 35-26939).


EXHIBITS

A.1 	Certificate of Incorporation of NU Enterprises, Inc. (referred to in the
Application as "Newco").

A.2	By-Laws of NU Enterprises, Inc.

A.3.	Certificate of Incorporation of Northeast Generation Company (referred to in the Application as "Genco").

A.4.	By-Laws of Northeast Generation Company.

A.5. Certificate of Incorporation of Northeast Generation Services Company (referred to in the Application as "Northeast Generation Services,
Inc.").

A.6	By-Laws of Northeast Generation Services Company.


January 14, 1999

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY

By:    /s/David R. McHale
Name:  David R. McHale
Title:  Vice President and Treasurer